UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Lighting Science Group Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

53224G103

(CUSIP Number)

Richard Pereira

Cleantech Europe II (A) LP and Cleantech Europe II (B) LP

c/o Zouk Capital LLP

100 Brompton Road,

London, SW3 1ER

United Kingdom

(44) 20 7947 3412

Copy to:

Matthew P. Fisher

Hanson Bridgett LLP

425 Market Street, 26th Floor

San Francisco, CA 94105

415-995-5882

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Cleantech Europe II (A) LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization England
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,679,661
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,679,661
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,679,661
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.93% (1)
14.	Type of Reporting Persons (See Instructions) PN

(1)	Based on 205,156,511 shares of common stock outstanding as of September 25, 2012.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Cleantech Europe II (B) LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization England
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,083,051
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,083,051
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,083,051
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.48% (1)
14.	Type of Reporting Persons (See Instructions) PN

(1)	Based on 205,156,511 shares of common stock outstanding as of September 25, 2012.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Cleantech GP II Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization England
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,762,712*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,762,712*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,762,712*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.19% (1)
14.	Type of Reporting Persons (See Instructions) CO

*	The Reporting Person disclaims beneficial ownership as described under Item 5.
(1)	Based on 205,156,511 shares of common stock outstanding as of September 25, 2012.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Zouk Capital LLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization England
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,762,712*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,762,712*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,762,712*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.19% (1)
14.	Type of Reporting Persons (See Instructions) PN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.
(1)	Based on 205,156,511 shares of common stock outstanding as of September 25, 2012.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Zouk Ventures Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization England
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,762,712*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,762,712*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,762,712*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.19% (1)
14.	Type of Reporting Persons (See Instructions) CO

*	The Reporting Person disclaims beneficial ownership as described under Item 5.
(1)	Based on 205,156,511 shares of common stock outstanding as of September 25, 2012.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Lighting Science Group Corporation (the “Issuer”), having its principal executive offices at 1227 South Patrick Drive, Building 2A, Satellite Beach, FL 32937.

Item 2.	Identity and Background

This statement is being filed by (i) Cleantech Europe II (A) LP (“Cleantech A”), a limited partnership established under the laws of England, (ii) Cleantech Europe II (B) LP (“Cleantech B”), a limited partnership established under the laws of England, (iii) Cleantech GP II Ltd (“Cleantech GP”), a company incorporated in England, (iv) Zouk Capital LLP (“ZCL”), a limited liability partnership established under the laws of England and (v) Zouk Ventures Ltd (“ZVL”), a company incorporated in England (all of the foregoing, the “Reporting Persons”). The principal business address of each of the Reporting Persons is 100 Brompton Road, London, SW3 1ER, United Kingdom.

The principal business of Cleantech A is to invest in the Issuer and in other companies.

The principal business of Cleantech B is to invest in the Issuer and in other companies.

The principal business of Cleantech GP is to serve as the general partner of Cleantech A and Cleantech B and to manage investments in companies through partnerships and other limited liability companies.

The principal business of ZCL is to provide certain monitoring, advisory and consulting services to Cleantech A and Cleantech B from time to time and to manage investments in companies.

The principal business of ZVL is to serve as the majority partner of ZCL, the fund manager of Cleantech A and Cleantech B, and to manage investments in companies through partnerships and other limited liability companies.

The name, residence or business address, and present principal occupation or employment of each director and executive officer of Cleantech GP, ZCL and ZVL are listed on Schedule I to this Schedule 13D. Cleantech A and Cleantech B do not have any directors or officers.

None of the Reporting Persons (nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto) has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate funds used in connection with the purchase of the Series H Preferred (as defined in Item 4) were $24,500,000.00. These funds were provided by the Reporting Persons through the draw down of capital contributions from their investors.

Item 4.	Purpose of Transaction

Preferred Stock Subscription Agreement and Preemptive Rights Assignment

On September 25, 2012 (the “Issuance Date”), Cleantech A and Cleantech B (the “Purchasers”) entered into Preferred Stock Subscription Agreements (the “Subscription Agreements”) with the Issuer and certain other parties identified therein, pursuant to which on such date Cleantech A purchased from the Issuer 20,862 shares of the Issuer’s Series H Convertible Preferred Stock, par value $0.001 per share (“Series H Preferred”) at a purchase price of $1,000 per share (the “Stated Value”), or $20,862,000.00 in the aggregate, and Cleantech B purchased from the Issuer 3,638 shares of the Issuer’s Series H Preferred at the Stated Value, or $3,638,000.00 in the aggregate (the “Preferred Offering”).

Pursuant to the terms of the Subscription Agreements, the Purchasers and the Issuer each made certain representations and warranties and the Issuer made certain indemnities, in each case regarding matters that are customarily included in investments of this nature. The Subscription Agreements provide for the Issuer to reimburse the Purchasers for certain expenses incurred by them.

In addition, the Subscription Agreements also provided the Purchasers with the right to designate one director to fill a vacancy on the Board. For so long as the Purchasers continue to beneficially own at least 2,500 shares of Series H Preferred, this director would serve as a member of the Board until such director’s resignation, death, removal or disqualification.

The Issuer further agreed to submit to the stockholders of the Issuer an amendment and restatement to the certificate of designation with respect to the Series H Preferred (the “Series H Certificate of Designation”) and the certificate of designation with respect to the Series I Preferred (the “Series I Certificate of Designation” and together with the Series H Certificate of Designation, the “Amended Certificates”) which would, among other things, provide the Purchasers with the right to elect one director to the Board and amend the date on which the Primary Investors (as defined in the Certificates of Designation) could require the Issuer to redeem the shares of Series H Preferred and Series I Preferred. Pursuant to the Subscription Agreements, the Purchasers agreed to vote any Issuer securities held by them in favor of the Amended Certificates.

In addition to the rights provided in the Series H Certificate of Designation, the Subscription Agreements provide the Purchasers, with the right, within ten (10) business days following September 25, 2015, to require the Issuer to redeem all or a portion of the outstanding Offered Shares (defined below) for an amount in cash equal to the product obtained by multiplying (i) the Stated Value, (ii) the number of Offered Shares to be redeemed and (iii) 1.5.

The Issuer initiated the Preferred Offering in accordance with the preemptive rights granted in the Series H Certificate of Designation and the Series I Certificate of Designation. On September 25, 2012, the Issuer offered each holder of shares of Series H Preferred and Series I Preferred (collectively, the “Holders”) the right to purchase its Pro Rata Share (as defined in the Series H Certificate of Designation and the Series I Certificate of Designation) of 51,000 shares of Series H Preferred (the “Offered Shares”) at a purchase price of $1,000 per share. In addition, any Holder, or such Holder’s permitted assignee, that elected to purchase at least 95% of its Pro Rata Share of the Offered Shares would be entitled to receive a Warrant (the “Offered Warrants”) to purchase up to 163.2653 shares (rounded to the nearest whole share) of the Issuer’s common stock, par value $0.001 per share, with respect to each Offered Share purchased by such Holder or permitted assignee.

On September 25, 2012, certain Holders assigned their rights to purchase up to 24,500 Offered Shares and their right to receive 4,000,000 Offered Warrants to Cleantech A (20,862 Offered Shares and 3,406,041 Offered Warrants) and Cleantech B (3,638 Offered Shares and 593,959 Offered Warrants) pursuant to a form of assignment (the “Assignment”). On the same day, each Purchaser subsequently notified the Issuer that it was exercising its rights to purchase the Offered Shares and Offered Warrants (the “Exercise of Rights”).

Certificate of Designation: Terms of Series H Preferred

Pursuant to the terms of the Series H Certificate of Designation, the holders of Series H Preferred are entitled to receive as a liquidation preference (the “Liquidation Amount”) under certain circumstances an amount equal to the greater of the fair market value of the Common Stock issuable upon conversion of the Series H Preferred and a preferred return (the “Returned Value”) which is calculated as: (x) 150% of the Stated Value on or prior to May 25, 2013, (y) 175% of the Stated Value from May 26, 2013 through May 25, 2014, and (z) 200% of the Stated Value after May 25, 2015.

Pursuant to the terms of the Series H Certificate of Designation, the holders of Series H Preferred have the option at any time to convert all or any portion of their Series H Preferred into Common Stock at a rate determined by dividing the stated per share value of $1,000 by the conversion price then in effect. The conversion price is initially $1.18 and is subject to adjustment upon certain events. During the period commencing when the holders of Series H Preferred, together with their affiliates, no longer own any Series H Preferred and fewer than 5,000 share of Series H Preferred remain outstanding, the Issuer has the right to deliver notice requiring conversion of all of the Series H Preferred then outstanding into Common Stock. In addition, the Series H Preferred shall also automatically be converted upon consummation of an initial public offering meeting certain criteria as described in the Series H Certificate of Designation (which is referred to herein as a “QPO”), with holders receiving a number of shares of Common Stock based on the purchase price in such QPO or the Returned Value, whichever results in the larger number.

Commencing November 25, 2015, the Series H Preferred becomes redeemable at any time for the Liquidation Amount, which redemption may be initiated only by the holders of Series H Preferred so long as they, together with their affiliates, continue to own any Series H Preferred and thereafter by any holder of Series H Preferred. Prior to such date, the Series H Preferred will also become redeemable in the event of certain uncured defaults with respect to indebtedness, the Series H Certificate of Designation, or the certificates of designation with respect to certain other preferred stock of the Issuer. In the event of a default by the Issuer with respect to a redemption of Series H Preferred when required, the holders of Series H Preferred will have certain rights to appoint a majority of the Board and take other actions as necessary to enable such redemption to occur.

In the event of a change of control transaction, the Issuer is required to make an offer to repurchase all of the outstanding shares of Series H Preferred for cash equal to the Liquidation Amount.

In the event that the Board declares dividends payable on the Common Stock, the holders of Series H Preferred have the right to receive dividends in an amount equal to the amount of any dividends with respect to such shares of Series H Preferred on an as-converted-to-Common Stock basis.

The Series H Preferred ranks pari passu with the Issuer’s Series I Preferred, par value $0.001 per share and senior to all other preferred stock of the Issuer currently outstanding and to the Common Stock with respect to liquidation payments and dividends.

The holders of Series H Preferred are not entitled to vote for the election of directors to the Board other than the “Series H Directors”, or on other matters except as required by applicable law.

Registration Rights Agreement

In connection with the Preferred Offering, the Purchasers, RW LSG Holdings LLC (“RW LSGH”) and RW LSG Management Holdings LLC (“RW LSGM”) and Portman Limited (“Portman”) entered into an Amended and Restated Registration Rights Agreement with the Issuer, dated as of September 25, 2012 (the “Registration Rights Agreement”) providing for certain demand and piggyback registration rights to cause the Issuer to register under the Securities Act of 1933, as amended, the sale of the Common Stock issuable upon conversion of the Series H Preferred and exercise of the Offered Warrants.

The Purchasers, Portman, RW LSGH and Pegasus Capital Advisors, L.P. (“PCA”) have also agreed in the Co-Sale Letters (as defined below) that in the event either such party or its affiliates exercises demand registration rights under their respective registration rights agreements with the Issuer, each will notify the other, and such other will then have the right to participate in such registration on a pari passu basis through a joint demand.

Promissory Notes

In connection with the Preferred Offering, the Purchasers each issued a promissory note to the Issuer as consideration for their purchase of Offered Shares and Offered Warrants (the “Promissory Notes”) to accommodate their necessary capital calls. The face value of the Promissory Notes issued by Cleantech A and Cleantech B are equal to $20,862,000 and $3,638,000, respectively. The Promissory Notes bear interest at zero percent (0%) per annum and are payable upon the earlier of: (i) two business days following receipt by Cleantech A or Cleantech B, as applicable, of the funds obtained from their respective calls for capital previously committed to them by their investors and (ii) October 17, 2012.

Each of the Purchasers has pledged all of the Offered Shares and Offered Warrants owned by such entities as collateral for their respective Promissory Notes.

Warrants

As discussed above, each Holder that elects to purchase at least 95% of its Pro Rata Share of the Offered Shares is entitled to receive an Offered Warrant to purchase up to 163.2653 shares (rounded to the nearest whole share) of Common Stock with respect to each Offered Share purchased by such Holder.

The Offered Warrants are exercisable on or after the tenth business day following the third anniversary of the Issuance Date at an exercise price of $0.72 per share of Common Stock. If unexercised, the Offered Warrants expire upon the earlier of (i) a Change of Control of the Issuer (as defined in the Series H Certificate of Designation) prior to the three-year anniversary of the Issuance Date; (ii) the occurrence of any event that results in holders of shares of Series H Preferred having a right to require the Issuer to redeem the shares of Series H Preferred prior to the three-year anniversary of the Issuance Date; (iii) consummation of a Qualified Public Offering (as defined in the Series H Certificate of Designation) prior to the three-year anniversary of the Issuance Date or (iv) receipt by the Issuer of a Redemption Notice (as defined in the Subscription Agreements). In addition, the Offered Warrants issued to the Purchasers expire immediately upon the occurrence of an Event of Default (as defined in the Promissory Notes). The Offered Warrants also provide for certain anti-dilution adjustments.

On September 25, 2012, the Issuer entered into a Commitment Agreement (the “Commitment Agreement”) with PCA pursuant to which the Issuer is obligated to buy from PCA or its affiliates shares of common stock equal to the number of shares, if any, for which the Offered Warrants are exercised, up to an aggregate number of shares of common stock equal to the aggregate number of shares of common stock underlying all the Offered Warrants (the “Commitment Shares”). The purchase price for any Commitment Shares will be equal to the consideration paid to the Issuer pursuant to the Offered Warrant. With respect to any Offered Warrants exercised on a cashless basis, the consideration to PCA in exchange for the number of shares of common stock issued to the exercising holder of Offered Warrants would be the reduction in the number of Commitment Shares equal to the reduction in the number of shares underlying the Offered Warrants. Subject to certain limitations, PCA has the right to cancel its obligations to the Issuer pursuant to the Commitment Agreement with respect to all or a portion of the Commitment Shares at any time. Upon the exercise of such cancellation, the Issuer will have the obligation to purchase that number of Offered Warrants equal to the number of Commitment Shares subject to such cancellation for an amount equal to the consideration paid by PCA.

Co-Sale Letter Agreements

On September 25, 2012, RW LSGH, the Purchasers, Portman and PCA entered into a letter agreement (the “Four-Party Co-Sale Letter”), that provides RW LSGH, Cleantech and Portman with the right to participate in certain transfers of the Issuer’s securities by PCA and certain of its affiliates on a pro rata basis and on the same terms and conditions. The Four-Party Co-Sale Letter is subject to certain exceptions and to the maintenance of certain minimum ownership thresholds.

On September 25, 2012, RW LSGH, the Purchasers and Portman entered into a letter agreement (the “Three-Party Co-Sale Letter”), that provides RW LSGH, Cleantech and Portman and certain of their respective affiliates with the right to participate in certain transfers of the Issuer’s securities by the other parties thereto on a pro rata basis and on the same terms and conditions. The Three-Party Co-Sale Letter is subject to certain exceptions and to the maintenance of certain minimum ownership thresholds.

Support Services Agreement

The Issuer entered into a Support Services Agreement, dated September 25, 2012 (the “Services Agreement”) with ZVL, pursuant to which ZVL agreed to provide certain monitoring, advisory and consulting services to the Issuer from time to time. In exchange for such services, the Issuer agreed to pay ZVL a $100,000 quarterly, non-refundable advisory fee (commencing with the quarter ended September 30, 2012).

On September 25, 2012, the Issuer entered into a letter agreement (the “Fee Waiver Letter”) with RW LSGH, RW LSGM, PCA, Zouk Ventures Limited and Portman, pursuant to which each such person waived certain accrued and unpaid historical and future fees to which it may be entitled from the Issuer.

Zouk Director Letter Agreement

On September 25, 2012, the Purchasers entered into a separate letter agreement (the “Purchasers’ Director Letter Agreement”) with PCA in which PCA agreed to provide an irrevocable proxy to the Purchasers to vote PCA’s and its affiliates’ Issuer securities for the election of one director in the event that (a) the Purchasers’ director nominee is not elected to serve as a director at the Issuer’s next annual meeting and (b) the Series H Certificate of Designation is not amended to provide the Purchasers with the right to elect one director to the Issuer’s Board. The rights of the Purchasers under the Purchasers’ Director Letter Agreement and any irrevocable proxy will terminate on the earlier of (i) when the Purchasers and their affiliates beneficially own less than 2,500 shares of the Issuer’s Series H Preferred Stock, (ii) the amendment of the Series H Certificate to provide the Purchasers with the right to elect one director to the Issuer’s board of directors and (iii) an act or omission by the Purchasers resulting in an Event of Default under the promissory notes issued by the Purchasers to the Issuer in respect of the Series H Preferred Stock purchased by the Purchasers pursuant to the Subscription Agreements.

The description of the terms and conditions of the Subscription Agreements, Series H Certificate of Designation, Amended Certificates, Offered Warrants, Form of Assignment, Exercise of Rights, Registration Rights Agreement, Promissory Notes, Four-Party Co-Sale Letter, Three-Party Co-Sale Letter, Services Agreement, Fee Waiver Letter, Purchasers’ Director Letter Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreements attached hereto as Exhibit 3, the Series H Certificate of Designation attached hereto as Exhibit 4, the Amended Certificates attached hereto as Exhibit 5, the Offered Warrants attached hereto as Exhibits 9 and 10, the Form of Assignment attached hereto as Exhibit 14, the Exercise of Rights attached hereto as Exhibits 17 and 18, the Registration Rights Agreement attached hereto as Exhibit 6, the Promissory Notes attached hereto as Exhibits 7 and 8, the Four-Party Co-Sale Letter attached hereto as Exhibit 11, the Three-Party Co-Sale Letter attached hereto as Exhibit 12, the Services Agreement attached hereto as Exhibit 16, the Fee Waiver Letter attached hereto as Exhibit 13, and the Purchasers’ Director Letter Agreement attached hereto as Exhibit 15, each of which is incorporated by reference herein.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional shares of common stock or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to its investment decision.

Other than described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described above, the Reporting Persons reserve the right to develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and the director designated by the Purchasers may have influence over the corporate activities of the Issuer, including activities that may relate to the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a), (b) The following disclosure assumes that there are 205,156,511 shares of Common Stock outstanding as of September 25, 2012, which figure is based on the Issuer’s representations as of such date.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Cleantech A may be deemed to beneficially own 17,679,661 shares of Common Stock, which are subject to issuance upon conversion of the Series H Preferred held by Cleantech A and which constitute approximately 7.93% of the Common Stock outstanding as of the date of this filing.

Cleantech GP is the sole general partner of Cleantech A. ZVL is the sole shareholder of Cleantech GP. ZCL is the investment advisor of Cleantech A. As a result of these relationships, each of Cleantech GP, ZVL and ZCL may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Cleantech A.

Pursuant to Rule 13d-3 under the Exchange Act, Cleantech B may be deemed to beneficially own 3,083,051 shares of Common Stock, which are subject to issuance upon conversion of the Series H Preferred held by Cleantech B and which constitute approximately 1.48% of the Common Stock outstanding as of the date of this filing.

Cleantech GP is the sole general partner of Cleantech B. ZVL is the sole shareholder of Cleantech GP. ZCL is the investment advisor of Cleantech B. As a result of these relationships, each of Cleantech GP, ZVL and ZCL may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Cleantech B.

Notwithstanding the foregoing, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Cleantech GP, ZCL, or ZVL is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

As of the date of filing of this Schedule 13D, none of the Reporting Persons nor any other persons named in response to Item 2 hereof may be deemed to beneficially own any shares of Common Stock except as set forth in this Item 5.

(c) Not applicable.

(d) No one other than the Reporting Persons has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4 hereof, which is incorporated herein by reference, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or any other persons named in response to Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement among the Reporting Persons (filed herewith).

2.	Power of Attorney (filed herewith).

3.	Preferred Stock Subscription Agreement, dated as of September 25, 2012, by and among Lighting Science Group Corporation, Cleantech Europe II (A) LP, Cleantech Europe II (B) LP and each of the other parties signatory thereto (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on September 27, 2012).

4.	Certificate of Designation of Series H Convertible Preferred Stock of Lighting Science Group Corporation filed with the Secretary of State of Delaware on May 25, 2012 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on June 1, 2012).

5.	Certificate of Increase of Series H Preferred Stock filed with the Secretary of State of Delaware on September 24, 2012 (incorporated by reference to Exhibit 4.4 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on September 27, 2012).

6.	Amended and Restated Registration Rights Agreement, dated as of September 25, 2012, by and among Lighting Science Group Corporation and RW LSG Holdings LLC, RW LSG Management Holdings LLC, Portman Limited, Cleantech Europe II (A) LP and Cleantech Europe II (B) LP (incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on September 27, 2012).

7.	Promissory Note, dated as of September 25, 2012, issued by Cleantech Europe II (A) LP to Lighting Science Group Corporation (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on September 27, 2012).

8.	Promissory Note, dated as of September 25, 2012, issued by Cleantech Europe II (B) LP to Lighting Science Group Corporation (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on September 27, 2012).

9.	Warrant, dated as of September 25, 2012, by and between Lighting Science Group Corporation and Cleantech Europe II (A) LP (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on September 27, 2012).

10.	Warrant, dated as of September 25, 2012, by and between Lighting Science Group Corporation and Cleantech Europe II (B) LP (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on September 27, 2012).

11.	Letter Agreement, dated as of September 25, 2012, by and between RW LSG Holdings LLC, Cleantech Europe II (A) LP, Cleantech Europe II (B) LP, Portman Limited and Pegasus Capital Advisors, L.P. (incorporated by reference to Exhibit 13 of Schedule 13D (Amendment No. 3) filed by RW LSG Holdings LLC on September 26, 2012).

12.	Letter Agreement, dated as of September 25, 2012, by and between Cleantech Europe II (A) LP, Cleantech Europe II (B) LP, Portman Limited and RW LSG Holdings LLC (incorporated by reference to Exhibit 14 of Schedule 13D (Amendment No. 3) filed by RW LSG Holdings LLC on September 26, 2012).

13.	Letter Agreement, dated as of September 25, 2012, by and between Pegasus Capital Advisors, L.P., RW LSG Holdings LLC, RW LSG Management Holdings LLC, Zouk Ventures Ltd, Portman Limited and Lighting Science Group Corporation (incorporated by reference to Exhibit 16 of Schedule 13D (Amendment No. 3) filed by RW LSG Holdings LLC on September 26, 2012).

14.	Form of Series H/I Assignment of Preemptive Rights by and among respective Holders of Preemptive Rights, Cleantech Europe II (A) LP and Cleantech Europe II (B) LP.

15.	Letter Agreement, dated September 25, 2012, by and among Pegasus Capital Advisors, L.P., Cleantech Europe II (A) LP and Cleantech Europe II (B) LP (incorporated by reference to Exhibit 10.8 of Schedule 13D (Amendment No. 26) filed by LED Holdings, LLC on October 1, 2012).

16.	Support Services Agreement dated as of September 25, 2012, between Zouk Ventures Ltd and Lighting Science Group Corporation.

17.	Exercise of Rights, dated as of September 25, 2012, delivered by Cleantech Europe II (A) LP to Lighting Science Group Corporation.

18.	Exercise of Rights, dated as of September 25, 2012, delivered by Cleantech Europe II (B) LP to Lighting Science Group Corporation.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 5, 2012

Cleantech Europe II (A) LP

By:	Cleantech GP II Ltd,
as General Partner

By:	*
Name: Richard Pereira
Title: Director

Cleantech Europe II (B) LP

By: Cleantech GP II Ltd,
as General Partner

By:	*
Name: Richard Pereira
Title: Director

Cleantech GP II Ltd,

By:	*
Name: Richard Pereira
Title: Director

Zouk Capital LLP

By: Zouk Ventures Ltd, as General Partner

By:	*
Name: Richard Pereira
Title: Company Secretary

Zouk Ventures Ltd.

By:	*
Name: Richard Pereira
Title: Company Secretary

* /s/ Matthew P. Fisher
Attorney-in-Fact for Reporting Persons pursuant to Power of Attorney

SCHEDULE I

The names and titles of the directors and executive officers of Zouk Ventures Ltd and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to Zouk Ventures Ltd. Mr. Campbell, Mr. Fox and Mr. Salty are citizens of the United Kingdom, and Mr. Salty is also a citizen of the United States. Mr. Pereira is a citizen of Singapore, Mr. Flatz is a citizen of Austria and Mr. Ariss is a citizen of France.

Name	Position	Address
Wissam Ariss	Director	100 Brompton Road, London, SW3 1ER, United Kingdom

Colin Campbell	Director	100 Brompton Road, London, SW3 1ER, United Kingdom

Alois Flatz	Director	100 Brompton Road, London, SW3 1ER, United Kingdom

Anthony Fox	Director	100 Brompton Road, London, SW3 1ER, United Kingdom

Richard Alan Pereira	Company Secretary and Chief Financial Officer	100 Brompton Road, London, SW3 1ER, United Kingdom

Samer Souhail Salty	Director	100 Brompton Road, London, SW3 1ER, United Kingdom

The names and titles of the directors and executive officers of Cleantech GP II Ltd and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to Cleantech GP II Ltd. Mr. Campbell and Mr. Salty are citizens of the United Kingdom, and Mr. Salty is also a citizen of the United States. Mr. Pereira is a citizen of Singapore.

Name	Position	Address
Colin Campbell	Director	100 Brompton Road, London, SW3 1ER, United Kingdom

Richard Alan Pereira	Director and Company Secretary	100 Brompton Road, London, SW3 1ER, United Kingdom

Samer Souhail Salty	Director	100 Brompton Road, London, SW3 1ER, United Kingdom

The names and titles of the directors and executive officers of Zouk Capital LLP and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to Zouk Capital LLP. Mr. Salty is a citizen of the United Kingdom and the United States. Mr. Pereira is a citizen of Singapore.

Name	Position	Address

Richard Alan Pereira	Chief Financial Officer	100 Brompton Road, London, SW3 1ER, United Kingdom

Samer Souhail Salty	Chief Executive Officer	100 Brompton Road, London, SW3 1ER, United Kingdom

INDEX TO EXHIBITS

1.	Joint Filing Agreement among the Reporting Persons (filed herewith).

2.	Power of Attorney (filed herewith).

3.	Preferred Stock Subscription Agreement, dated as of September 25, 2012, by and among Lighting Science Group Corporation, Cleantech Europe II (A) LP, Cleantech Europe II (B) LP and each of the other parties signatory thereto (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on September 27, 2012).

4.	Certificate of Designation of Series H Convertible Preferred Stock of Lighting Science Group Corporation filed with the Secretary of State of Delaware on May 25, 2012 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on June 1, 2012).

5.	Certificate of Increase of Series H Preferred Stock filed with the Secretary of State of Delaware on September 24, 2012 (incorporated by reference to Exhibit 4.4 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on September 27, 2012).

6.	Amended and Restated Registration Rights Agreement, dated as of September 25, 2012, by and among Lighting Science Group Corporation and RW LSG Holdings LLC, RW LSG Management Holdings LLC, Portman Limited, Cleantech Europe II (A) LP and Cleantech Europe II (B) LP (incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on September 27, 2012).

7.	Promissory Note, dated as of September 25, 2012, issued by Cleantech Europe II (A) LP to Lighting Science Group Corporation (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on September 27, 2012).

8.	Promissory Note, dated as of September 25, 2012, issued by Cleantech Europe II (B) LP to Lighting Science Group Corporation (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on September 27, 2012).

9.	Warrant, dated as of September 25, 2012, by and between Lighting Science Group Corporation and Cleantech Europe II (A) LP (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on September 27, 2012).

10.	Warrant, dated as of September 25, 2012, by and between Lighting Science Group Corporation and Cleantech Europe II (B) LP (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on September 27, 2012).

11.	Letter Agreement, dated as of September 25, 2012, by and between RW LSG Holdings LLC, Cleantech Europe II (A) LP, Cleantech Europe II (B) LP, Portman Limited and Pegasus Capital Advisors, L.P. (incorporated by reference to Exhibit 13 of Schedule 13D (Amendment No. 3) filed by RW LSG Holdings LLC on September 26, 2012).

12.	Letter Agreement, dated as of September 25, 2012, by and between Cleantech Europe II (A) LP, Cleantech Europe II (B) LP, Portman Limited and RW LSG Holdings LLC (incorporated by reference to Exhibit 14 of Schedule 13D (Amendment No. 3) filed by RW LSG Holdings LLC on September 26, 2012).

13.	Letter Agreement, dated as of September 25, 2012, by and between Pegasus Capital Advisors, L.P., RW LSG Holdings LLC, RW LSG Management Holdings LLC, Zouk Ventures Ltd, Portman Limited and Lighting Science Group Corporation (incorporated by reference to Exhibit 16 of Schedule 13D (Amendment No. 3) filed by RW LSG Holdings LLC on September 26, 2012).

14.	Form of Series H/I Assignment of Preemptive Rights by and among respective Holders of Preemptive Rights, Cleantech Europe II (A) LP and Cleantech Europe II (B) LP.

15.	Letter Agreement, dated September 25, 2012, by and among Pegasus Capital Advisors, L.P., Cleantech Europe II (A) LP and Cleantech Europe II (B) LP (incorporated by reference to Exhibit 10.8 of Schedule 13D (Amendment No. 26) filed by LED Holdings, LLC on October 1, 2012).

16.	Support Services Agreement dated as of September 25, 2012, between Zouk Ventures Ltd and Lighting Science Group Corporation.

17.	Exercise of Rights, dated as of September 25, 2012, delivered by Cleantech Europe II (A) LP to Lighting Science Group Corporation.

18.	Exercise of Rights, dated as of September 25, 2012, delivered by Cleantech Europe II (B) LP to Lighting Science Group Corporation.